190 East Capitol Street, Suite 800 (39201)

P.O. Box 427

Jackson, Mississippi 39205-0427

601-949-4900

Fax 601-949-4804

Neal C. Wise

Direct Dial: 601-949-4631

Direct Fax: 601-949-4861

nwise@joneswalker.com

November 16, 2015

Via E-mail

Michael Clampitt, Esq.

Eric Envall, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Planters Holding Company; Draft Offering Statement on Form 1-A Submitted October 9, 2015; CIK No. 0001654551

Dear Mr. Clampitt:

Amendment No. 1 to the Draft Offering Statement on Form 1-A of Planters Holding Company (the “Company”) is being filed today through the EDGAR filing system. Amendment No. 1 is submitted in response to the SEC's comment letter dated November 3, 2015 (“Comment Letter”). For your convenience, enclosed is a marked copy of Amendment No. 1 to the Draft Offering Statement on Form 1-A.

The Company's responses below are keyed to the Comment Letter.

Part II – Information Required in Offering Circular

Material U.S. Federal Income Tax Consequences of the Merger, page 75

1. In response to your comments, we have provided a tax opinion as Exhibit 12.2 to the Amendment No. 1 to the Draft Offering Statement on Form 1-A.

Unaudited Pro Forma Combined Condensed Financial Information, page 90

Alabama ▪ Arizona ▪ California ▪ District of Columbia ▪ Florida ▪ Georgia ▪ Louisiana ▪ Mississippi ▪ New York ▪ Ohio ▪ Texas

2. In response to your comments, the Company has provided a pro forma income statement for the ended December 31, 2014 and for the six month period ended June 30, 2015 in accordance with paragraph (b)(7)(iv) of Part F/S of Form 1-A and paragraph (b) of Rule 8-05 of Regulation S-X. These financial statements may be found on pp. 93-94 of the marked copy.

Item 9 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

3. In response to your comments, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operation section to discuss the interim period’s results (i.e., as of and for the six-month period ended June 30, 2015) of Planters Holding Company.

Part F/S

4. Interim financial statements for Planters Holding Company for the six months ended June 30, 2015 and the comparable period ended June 30, 2014 have been added as Annex D.

5. Interim financial statements for the six months ended June 30, 2015 of Covenant Financial Corporation have been added as Annex F.

We trust that these revisions will be sufficiently responsive to your requests. Please contact me if you have questions or need additional information.

Sincerely,

/s/ Neal C. Wise

Neal C. Wise

Attachment

c: James H. Clayton